November 8, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Williamson

Re:	Heckmann Corporation (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-144056)

Ladies and Gentlemen:

As the representative of the several underwriters of the proposed initial public offering by the Company of up to 57,500,000 units of the Company, each unit consisting of one share of common stock of the Company, par value $0.001 per share (the “Common Stock”) and one warrant to purchase one share of the Common Stock at an exercise price of $6.00 per share, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:30 p.m. Eastern time on November 9, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 8, 2007, through the date hereof.

Preliminary Prospectus dated November 8, 2007:

A total of 3,815 copies distributed as follows: 700 copies to institutional investors and 3,115 to prospective underwriters, dealers and others.

We advise that the underwriters have complied and will continue to comply with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC, as representative of the several underwriters

By:	/S/ DAVID A. HERMER
Name: David A. Hermer Title: Managing Director